

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Thomas Elliott
Chief Financial Officer, Executive Vice President and Treasurer
Resource REIT, Inc.
1845 Walnut Street, 17th Floor
Philadelphia, PA 19103

   Re: Resource REIT, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    File No. 000-55430

Dear Mr. Elliott:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction